[MILLER & MARTIN PLLC LETTERHEAD]

June 12, 2008

Via Federal Express

Mr. Jonathan Gottlieb

U. S. Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Piedmont Community Bank Group, Inc.

Registration Statement on Form S-1/A

File No. 333-146206

Dear Mr. Gottlieb:

Enclosed please find one clean and two marked copies of the captioned issuer’s third amendment to its Form SB-2 (filed on a Form S-1). I am also enclosing, at your request, three additional copies of this letter. Finally, I have enclosed the requested statement from the company with the acknowledgements listed in your May 15, 2008 letter.

With respect to your May 15, 2008 letter, we have made the following revisions. For your convenience, we have restated your comment with the response following each comment.

General

1.	As we requested in comment 1 of our letter to you dated April 8, 2008, please update the financial and other data, as well as related narrative disclosure throughout the document. In this regard, please include updated information at least as current as the financial statements required to be included in the filing. In addition, if there has been any material changes since the date of the most recent included financials, please disclose.

Response:	We have generally updated the registration statement to update the financial and other data, including narrative disclosure throughout the document. Among other things we have added financial statements for the quarter ended March 31, 2008 and related MD&A disclosure.

2.	Please update your financials in your next amendment in accordance with Article 3-12 of Regulation S-X.

Response:	As noted in the response to comment one above, we have updated the financial statements to include the financials through the first quarter of 2008.

3.	Please include an updated consent of the independent accountants.

Response:	An updated consent of the independent accountants has been included with the filing as Exhibit 23.1.

Overview, Page 21

4.	Please revise this section consistent with Release Number 33-8350 including, but not limited to, the Commission’s statement that the overview should “provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.” Please revise this section to provide analysis of the data including the underlying reasons for any increases or decreases and the effect on you of such increases and decreases.

Response:	We have generally revised the “Overview” section to provide more detailed insights and analyses with respect to the company’s financial condition, including the opportunities, challenges and risks that it faces. In connection with a general review and revision of the “Overview” and “Recent Developments and Outlook” sections we have reorganized the presentation to combine these two sections into a single section entitled “Overview and Outlook”. We believe that the substance of these two sections is similar enough to warrant their consolidation into a single section.

5.	Please include analysis of causes and effects of the following:

•	The percentage and amount by which net income decreased; and

•	The percentage and amount by which expenses increased.

Please identify and provide analysis of the items that you have increased most dramatically. Please discuss the extent to which you plan to increase, decrease or maintain these levels of expenses.

Response:	We have revised the disclosure to include the requested analysis, including forward-looking statements regarding the anticipated direction of the company’s expenses.

Recent Developments and Outlook, page 22

6.	At the outset of this section, please provide analysis of your continued drop in net income and the dramatic drop in your first quarter from a year earlier despite increases in net interest income.

Response:	As noted above, we have combined this section with the former “Overview” section into a single section entitled “Overview and Outlook”. In connection with this revision we have expanded the discussion of first quarter results to provide a more in depth analysis of the drop in net income as compared to the first quarter of 2007.

* * * * * * * * * * * * *

Please feel free to call me at (404) 962-6442 if you have any questions regarding the amended Form S-1 or the responses contained in this letter. We look forward to working with you during the review process.

Sincerely,

MILLER & MARTIN PLLC

/s/ Michael P. Marshall, Jr.

MPM:eha

Enclosures

cc:	Julie Simmons